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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2003


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F  X
                                  -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes       No  X
                                  -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

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                                 DOCUMENTS INDEX
                                 ---------------


Documents Description
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1.    Press Release of January 28, 2003: Appointments to AEterna Management and
      Board of Directors

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                           [AETERNA LABORATOIRES LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

                       APPOINTMENTS TO AETERNA MANAGEMENT
                             AND BOARD OF DIRECTORS

QUEBEC CITY, CANADA, JANUARY 28, 2003 - Dr. Eric Dupont, Chairman of the Board of AEterna Laboratories Inc. (TSX: AEL; NASDAQ: AELA) today announced the following executive appointments: Gilles Gagnon, President and Chief Operating Officer of the Company is promoted President and Chief Executive Officer and Dr. Jurgen Engel, current CEO of Zentaris AG, is also appointed Executive Vice President, Global Research and Development and Chief Operating Officer. Furthermore, Dr. Engel is appointed to AEterna's Board of Directors.

Dr. Dupont will assume the role of Executive Chairman on a full-time basis, overseeing strategic planning of Company activities as well as focusing on acquisitions which are an important element of AEterna's growth strategy.

"Gilles Gagnon has acquired extensive management experience in the biopharmaceutical industry which not only allows him to conceive and develop well-designed business strategies, but also to establish an effective operational plan for reaching our goals," declared Dr. Dupont. "As President and COO for the past two years, he has successfully lead the efforts to establish partnerships with pharmaceutical companies on three continents and to acquire Zentaris. As for Dr. Engel, he is a leading expert in the field of scientific and clinical research. With 25 years of experience in these fields, he represents an important addition to AEterna. He has directed numerous research projects for the development of pharmaceutical products and has guided them through the final approval for marketing. The presence of these two highly qualified professionals will help AEterna position itself as an international leader in oncology and in endocrinology during the next few years."

Dr. Dupont also announced the following appointments: Dr. Pierre Champagne, as Vice President, Clinical Affairs, Dr. Eckhard G. Gunther as Vice President, Drug Discovery, Dr. Matthias Rischer as Vice President, Pharmaceutical Development and Dr. Goswin Reuschenbach as Senior Director, Regulatory Affairs. They will all be under the supervision of Dr. Engel.

Furthermore, Dr. Claude Hariton, Vice President and Chief Medical Officer at AEterna, is leaving the Company to pursue his career as Global Head of Regulatory Affairs for Mayne Pharma, at its head office in Australia. Mayne Pharma is a pharmaceutical partner of AEterna for the future commercialization of Neovastat in Australia, Canada and Mexico. "We were privileged to benefit from Dr. Hariton's high level of expertise in clinical and regulatory affairs which enabled AEterna to reach important milestones in the

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development of Neovastat," said Gilles Gagnon. "As we are about to complete our
Phase III trial for renal cell carcinoma in the next few months, Dr. Hariton will be joining a commercial partner who will be a significant collaborator as member of the international registration committee for Neovastat."

GILLES GAGNON, MSc, MBA

During the past twenty years, Mr. Gagnon has worked at several management levels within the field of health, especially in the hospital environment and pharmaceutical industry where he participated in launching several new pharmaceutical products. Before coming to AEterna in 1999, Mr. Gagnon was Vice President, External Affairs, for Novartis Pharma Canada Inc. Mr. Gagnon holds a Master's degree in Pharmacology (MSc), a Master's degree in Business Administration (MBA) from the Sherbrooke University and a certificate in general management from the London Business School, UK.

DR. JURGEN ENGEL, PhD

Dr. Jurgen Engel has been Chief Executive Officer of Zentaris AG since the beginning of 2001. Before that, he was in charge of all research activities of ASTA Medica AG, after having held several executive positions within that company, including Director of Research Coordination and Director of the Medical Chemical Department. Over a period of 25 years, he has supervised more than 700 scientists and clinical professionnals.

Dr. Engel holds a doctorate in organic chemistry, and was a professor at Regensburg University, where, during the past years, he has been a speaker and honorary professor. He is also honorary professor at the Dresden Technical University. In 1995, he received the Galenus-von-Pergamon prize for having developed alkylphospholipides as a new class of anti-tumour agents. Dr. Engel is the author of more than 200 scientific articles.

DR. PIERRE CHAMPAGNE, MD

In 1995, after a decade of medical practice in Quebec, Miami and Los Angeles, Dr. Champagne turned towards the pharmaceutical industry where he held a number of management positions as a specialist in oncology and in clinical development. He joined AEterna Laboratories in 1997 and since then, he has held the double position of Medical Safety Officer and Officer-in-charge of Clinical Research, before being promoted to Senior Medical Director.

Dr. Champagne graduated from the Medical School of Laval University in Quebec. He continued his studies at the University of Southern California (USC) in Los Angeles. He is the coauthor of numerous articles published in scientific journals and magazines.

DR. ECKHARD G. GUNTHER, PhD

Head of Drug Discovery at Zentaris AG since January 2001, Dr. Gunther has more than 15 years of experience in the biotechnology and biopharmaceutical industries, as a researcher as well as a manager. At Asta Medica, he was Group Leader Planning & Controlling, Research Coordination, Head of Research Coordination, before becoming Head of Medicinal Chemistry Oncology with more than 40 employees under his supervision. A few years ago, he was instrumental in the discovery of a new class of

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substances offering a new approach to the inhibition of tubulin in oncology. He is also at the root of a number of patent applications and publications.

In 1985, Dr. Gunther earned a Doctorate in Synthetic Organic Chemistry at the University of Halle-Wittenberg, in Germany.

DR. MATTHIAS RISCHER, PhD

Dr. Rischer has been Head of the Pharmaceutical Development at Zentaris since January 2001 and is responsible for the successful production planning for Cetrotide(R) marketed by Serono in more than 40 countries, for in vitro fertilization and for Impavido(R) in India, for the treatment of "black fever".

Between 1992 and 1999, Dr. Rischer was a top executive at the multinational ASTA Medica, as Head of two analytical labs in the Department of Pharmaceutical Development before becoming Head of the Department of Pharmaceutical Development Analytics and its 53 employees. He had overall analytical responsibility for new projects for the treatment of several diseases such as cancer, diabetes, Parkinson and infertility.

Dr. Rischer holds a Doctorate degree in Chemistry from George-August-University in Gottingen, Germany, and is the author of several publications in the field of chemistry.

DR. GOSWIN REUSCHENBACH, PhD

Head of Drug Regulatory Affairs at Zentaris since January 2001, Dr. Reuschenbach has developed an expertise in world-wide registration of new drugs with international regulatory agencies and in launching new products through licensing agreements with pharmaceutical companies.

Dr. Reuschenbach holds a Doctorate degree in Synthetic Inorganic Chemistry from the University of Cologne and had supervised numerous clinical studies before specializing in regulatory affairs for the past ten years. At Fisons Arzneimittel GmbH in Germany, he held the position of Scientific Manager of their medical department, then became the company's Head of Regulatory Affairs, Drug Safety and Documentation before being appointed Group Head oncological and endocrinological products in the Department of Regulatory Affairs at ASTA Medica, in Frankfurt.


ABOUT AETERNA LABORATORIES INC.

AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from preclinical stage up to commercialization. AEterna has strategic worldwide partners such as Access Oncology, Ardana Bioscience, Baxter Healthcare S.A., Grupo Ferrer, Hainan Tianwang International Pharmaceutical, Mayne Group, Medac GmbH, Nippon Kayaku, Serono International S.A., Shionogi & Co., Ltd. and Solvay Pharmaceuticals B.V.

AEterna owns 100% of the biopharmaceutical company, Zentaris AG, based in Frankfurt, Germany.

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AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutritional, fine chemical and pharmaceutical industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -

CANADA
Media Relations:                            Investor Relations:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Cell.: (418) 573-8982                       Cell.: (514) 703-5654
Fax: (418) 577-7700                         Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com

USA                                         EUROPE
The Investor Relations Group                Zentaris AG
Lisa Lindberg                               Matthias Seeber
Tel.: (212) 825-3210                        Tel.: 011 49 69 4 26 02 34 25
Fax: (212) 825-3229                         Fax: 011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                  E-mail: matthias.seeber@zentaris.de

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                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       AETERNA LABORATORIES INC.


Date:  January 28, 2003                By:  /s/Claude Vadboncoeur
-----------------------                     ------------------------------------
                                            Claude Vadboncoeur
                                            Vice President, Legal Affairs and
                                            Corporate Secretary